# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Altisource Portfolio Solutions S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 33, Boulevard Prince Henri,, L-1724 Luxembourg,, Grand Duchy of Luxembourg, Luxembourg (N4), 50
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001543160

## Reporting persons
- Benefit Street Partners L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 31,409,347; shared voting power 0; sole dispositive power 31,409,347; shared dispositive power 0; aggregate amount beneficially owned 31,409,347 (29.9% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Altisource Portfolio Solutions S.A.
Address of issuer's principal executive offices: 33, Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Benefit Street Partners L.L.C. ("BSP") and relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Altisource Portfolio Solutions S.A. (the "Company"), inclusive of the shares of the Common Stock that underly warrants issued by the Company to purchase the shares of the Common Stock exercisable on a cash basis (the "Cash Warrants") and the shares of the Common Stock exercisable on a cashless basis (the "Net Settle Warrants"), in each case as beneficially owned by one or more funds or accounts managed by BSP and/or its affiliates (collectively, the "BSP Funds and Accounts"). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and, as the investment adviser to the BSP Funds and Accounts, may be deemed to beneficially own 14,024,399 shares of the Common Stock held by the BSP Funds and Accounts, 8,692,474 shares of the Common Stock that may be acquired upon exercise of the Cash Warrants and 8,692,474 shares of the Common Stock that may be acquired upon exercise of the Net Settle Warrants held by the BSP Funds and Accounts. As of the date of this report, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, BSP may be deemed to beneficially own approximately 29.9% of the shares of the Common Stock deemed issued and outstanding based upon the 87,582,129 shares of the Common Stock reported as issued and outstanding as of March 25, 2025 in the Company's Form 10-K/A filed with the Securities and Exchange Commission on April 1, 2025.
Address of principal business office or, if none, residence: The principal business address of BSP is 1 Madison Avenue, Suite 1600, New York, NY 10010.
Citizenship: BSP is a limited liability company organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 31,409,347.00
Percent of class: 29.9 %
Sole power to vote or to direct the vote: 31,409,347.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 31,409,347.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Benefit Street Partners L.L.C.: /s/ Enrico Gallo, Enrico Gallo, Authorized Signatory (04/07/2025)